UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16119P108

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16119P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Broadband Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,072,264 (2)

	8.	Shared Voting Power 23,641,143 (2) (3) (4)

	9.	Sole Dispositive Power 54,072,264 (2)

	10.	Shared Dispositive Power 23,641,143 (2) (3) (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,713,407 (2) (3) (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 25.01% (2) (3) (4) (5)

14.	Type of Reporting Person (See Instructions) CO

(1)           The Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, as amended (the “Second Amended and Restated Stockholders Agreement”), by and among Charter Communications, Inc. (“Legacy Charter”), CCH I, LLC (the “Issuer” or “Charter”), Advance/Newhouse Partnership (“A/N”) and Liberty Broadband Corporation (“Liberty” or the “Reporting Person”) contains provisions relating to the ownership and voting of the Issuer’s Class A common stock by the Reporting Person.  The Reporting Person expressly disclaims the existence of any membership in a group with A/N.

(2)           Subject to certain restrictions contained in the Second Amended and Restated Stockholders Agreement.  See Item 6.

(3)           Includes 5,538,401 shares of the Issuer’s Class A common stock owned by wholly-owned subsidiaries of Liberty Interactive Corporation (“LIC”) subject to the Proxy and Right of First Refusal Agreement, dated May 23, 2015, as amended, by and between the Reporting Person and LIC (the “LIC Proxy/ROFR Agreement”), pursuant to which LIC granted an irrevocable proxy to the Reporting Person to vote all shares of the Issuer’s Class A common stock beneficially owned by LIC, subject to certain limitations, and a right of first refusal over transfers of the Issuer’s Class A common stock in certain circumstances.

(4)           As of May 18, 2016, includes 18,102,742 shares of Class A common stock on an as-converted and as-exchanged basis owned by A/N subject to the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among the Reporting Person, A/N and for limited purposes, Legacy Charter and the Issuer (the “A/N Proxy/ROFR Agreement”).  Pursuant to the A/N Proxy/ROFR Agreement, A/N granted Liberty a 5-year irrevocable proxy to vote, subject to certain limitations, up to that number of shares of Class A common stock and Class B common stock held by A/N (such shares, the “Proxy Shares”), that, combined with shares of the Issuer’s Class A common stock owned by the Reporting Person and shares it has the right to vote pursuant to the LIC Proxy/ROFR Agreement, result in Liberty having voting power in the Issuer equal to 25.01% of the outstanding voting power of the Issuer; provided, that the number of Proxy Shares is capped at a number of shares having not more than 7.0% of the outstanding voting power of the Issuer.  The number of Proxy Shares will vary from time to time based upon, among other things, the number of shares and voting power of the Issuer outstanding from time to time, the number of shares subject to the LIC Proxy/ROFR Agreement and the number of shares of the Issuer’s Class A common stock owned by the Reporting Person.  However, the maximum voting power of the Proxy Shares is subject to a cap of 7.0% of the outstanding voting power of the Issuer from time to time.  A/N also granted to Liberty a right of first refusal, in certain circumstances, for the five year term of the A/N Proxy/ROFR Agreement over the first and last common units of Charter Communications Holdings, LLC (which are exchangeable into shares of the Issuer’s Class A common stock) (the “Holdco Units”) or shares of the Issuer’s Class A common stock issued upon exchange of Holdco Units proposed to be transferred by A/N that, in each case, represent 7.0% of the outstanding voting power of the Issuer calculated immediately following the completion of the Issuer’s acquisition of Bright House Networks, LLC on May 18, 2016.

(5)           For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A common stock outstanding as of May 18, 2016 is 310,729,334, including approximately 270.4 million shares of the Issuer’s Class A common stock reported as outstanding by the Issuer in its Current Report on Form 8-K, filed with the SEC on May 19, 2016, and including approximately 40,329,334 shares of the Issuer’s Class A common stock into which the Holdco Units and share of the Issuer’s Class B common stock are convertible or exchangeable.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Statement of

LIBERTY BROADBAND CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

This statement on Schedule 13D/A relates to the Class A common stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc. (f/k/a CCH I, LLC), a Delaware corporation (the “Issuer” or “Charter”).  The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Broadband Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), on November 13, 2014, as amended by Amendment No. 1 filed with the SEC on April 6, 2015, and Amendment No. 2 filed with the SEC on June 1, 2015 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A constitutes Amendment No. 3 to the Schedule 13D (this “Amendment,” and together with the Schedule 13D, this “Statement”).  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

On May 18, 2016, pursuant to that certain Agreement and Plan of Mergers, dated as of May 23, 2015, by and among Time Warner Cable Inc. (“TWC”), Charter Communications, Inc. (“Legacy Charter”), Charter, then a wholly owned subsidiary of Legacy Charter, Nina Corporation I, Inc. (“Merger Subsidiary One”), Nina Company II, LLC (“Merger Subsidiary Two”), a wholly owned subsidiary of Charter, and Nina Company III, LLC (“Merger Subsidiary Three”), a wholly owned subsidiary of Charter, the parties completed a series of transactions pursuant to which, among other things, (i) following the exchange of shares contemplated by the Charter Contribution Agreement (as defined below), Merger Subsidiary One merged with and into TWC, with TWC continuing as the surviving corporation (the “First Company Merger”), (ii) immediately after the First Company Merger, TWC merged with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity (the “Second Company Merger”) and (iii) immediately after the Second Company Merger, Legacy Charter merged with and into Merger Subsidiary Three, with Merger Subsidiary Three continuing as the surviving entity and a wholly owned subsidiary of Charter (the “Third Merger” and collectively, the “TWC Transactions”), which resulted in Legacy Charter and TWC becoming wholly owned subsidiaries of Charter. As a result of the TWC Transactions and by operation of Rule 12g-3(c) promulgated under the Securities Exchange Act of 1934, as amended, Charter became the successor issuer to Legacy Charter and succeeded to the attributes of Legacy Charter as the registrant.

Also on May 18, 2016, pursuant to the Contribution Agreement, dated as of March 31, 2015, by and among Charter, Legacy Charter, Advance/Newhouse Partnership (“A/N”), A/NPC Holdings LLC (“A/NPC”) and Charter Communications Holdings, LLC (“Charter Holdco”), as amended by the First Amendment to the Contribution Agreement, dated May 23, 2015, by and among Charter, Legacy Charter, A/N, A/NPC and Charter Holdco (as so amended, the “Contribution Agreement”), Charter completed a previously announced transaction whereby Charter acquired Bright House Networks, LLC from A/N (the “Bright House Transactions”).

Item 1.  Security and Issuer.

The class of equity securities to which this Statement  relates is the Class A common stock, par value $.001 per share, of the Issuer.  The principal executive offices of the Issuer are located at 400 Atlantic Street, 10th Floor, Stamford, Connecticut 06901.

Item 2. Identity and Background

The information contained in subsection (d) - (f) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Schedule 1 attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 18, 2016, Liberty completed its previously announced investment in Charter in accordance with the Investment Agreement, dated May 23, 2015 (the “Charter Investment Agreement”), by and among Liberty, Charter and Legacy Charter. Pursuant to the Charter Investment Agreement, immediately following the consummation of the TWC Transactions, Liberty purchased from Charter $4.3 billion of shares of Common Stock at a price per share of $195.70 following adjustment by the applicable exchange ratio (the “Charter Investment”). Liberty received 21,972,648 shares of Common Stock as a result of the Charter Investment.

Liberty funded the purchase price for the Charter Investment using the proceeds from certain Amended and Restated Investment Agreements (the “Investment Agreements”) entered into with LIC, JANA Nirvana Master Fund, L.P., JANA Master Fund, Ltd., Coatue Offshore Master Fund, Ltd., Quantum Partners LP, Soroban Master Fund LP (“Soroban Master Fund”) and Soroban Opportunities Master Fund LP (“Soroban Opportunities Fund”) (collectively, the “Investors”) and an Amended and Restated Assignment and Assumption of Investment Agreement, dated May 28, 2015, among Liberty, LIC, Soroban Master Fund and Soroban Opportunities Fund (the “Assignment”), pursuant to which LIC assigned a portion of its original investment to Soroban Master Fund and Soroban Opportunities Fund. Pursuant to the Investment Agreements and the Assignment, on May 18, 2016, the Investors subscribed for 78,250,042 newly issued shares of Liberty’s Series C common stock, par value $0.01 per share (“Liberty Series C Shares”), at a price per share of $56.23 and an aggregate purchase price of $4.4 billion.

Also on May 18, 2016, pursuant to the Contribution Agreement, dated May 23, 2015 (the “Charter Contribution Agreement”), by and among Liberty, Liberty Interactive Corporation (“LIC”), Legacy Charter, Charter and Merger Subsidiary One, immediately prior to the effective time of the First Company Merger, Liberty  and LIC exchanged, in a tax-free transaction (the “Exchange”), all shares of TWC common stock held by each company for shares of Merger Subsidiary One which, following the completion of the TWC Transactions, resulted in each of Liberty and LIC receiving one share of Common Stock for each share of TWC common stock so exchanged. In the Exchange, Liberty received 2,364,956 shares of Common Stock.

In addition, as a result of the Third Merger, each share of the Class A common stock of Legacy Charter outstanding immediately prior to the completion of the Third Merger was converted into the right to receive 0.9042 shares of Common Stock.  As a result of the Third Merger, the 28,838,718 shares of Class A common stock of Legacy Charter previously reported as beneficially owned by Liberty were converted into 26,075,969 shares of Common Stock.

On May 18, 2016, pursuant to the Stockholders Agreement (as defined below), upon the closing of the Bright House Transactions, Liberty purchased from Charter an additional

3,658,691 shares of Common Stock at a price per share of $191.33 following adjustment by the applicable exchange ratio, for an aggregate purchase price of $700 million (the “Stockholder Agreement Investment”).   Liberty funded the purchase price for the Stockholder Agreement Investment using proceeds from the Investment Agreements and the Assignment and a portion of the proceeds from the rights offering conducted by Liberty to purchase Liberty Series C Shares which expired on January 9, 2015.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment is incorporated by reference into this Item.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person is the beneficial owner of 77,713,407 shares of Common Stock.  The 77,713,407 shares of Common Stock constitute approximately 25.01% of the outstanding shares of Common Stock, based on 310,729,334 shares of Common Stock outstanding, including approximately 270.4 million shares of Common Stock reported as outstanding by the Issuer in its Current Report on Form 8-K, filed with the SEC on May 19, 2016 and including approximately 40,329,334 shares of Common Stock into which the Holdco Units (as defined below) and share of the Issuer’s Class B common stock (the “Class B Common Stock”) are convertible or exchangeable.

(b) The Reporting Person has the sole power to vote or to direct the voting of 54,072,264 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the terms of the Stockholders Agreement. The Reporting Person has the shared power to vote or to direct the voting of 23,641,143 shares of Common Stock and shared power to dispose or direct the disposition of such shares subject to the following qualifications:

(i) 5,538,401 shares of the Issuer’s Common Stock are owned by wholly-owned subsidiaries of LIC which are subject to the Proxy and Right of First Refusal Agreement, dated May 23, 2015, as amended, by and between the Reporting Person and LIC (the “LIC Proxy/ROFR Agreement”), pursuant to which LIC granted an irrevocable proxy to the Reporting Person to vote all shares of the Issuer’s Common Stock beneficially owned by LIC, subject to certain limitations, and a right of first refusal over transfers of Common Stock in certain circumstances; and

(ii)  18,102,742 shares of Common Stock are owned by A/N on an as-converted and as-exchanged basis subject to the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among the Reporting Person, A/N and for limited purposes, Legacy Charter and the Issuer (the “A/N Proxy/ROFR Agreement”).  Pursuant to the A/N Proxy/ROFR Agreement, A/N granted the Reporting Person a 5-year irrevocable proxy to vote, subject to certain limitations, up to that number of shares of Common Stock and Class B Common Stock held by A/N (such shares, the “Proxy Shares”), that, combined with shares owned by the Reporting Person and shares it has the right to vote pursuant to the LIC Proxy/ROFR Agreement, result in the Reporting Person having voting power in the Issuer equal to 25.01% of the outstanding voting power of the Issuer; provided, that the number of Proxy Shares will be capped at a number of shares having not more than 7.0% of the outstanding voting power of the Issuer.  The number of Proxy Shares will vary from time to time based upon, among other things, the number of shares and voting power of the Issuer outstanding from time to time, the number of shares subject to the LIC Proxy/ROFR Agreement and the number of shares of the Common Stock owned by the Reporting Person.  However, the maximum voting power of the Proxy Shares is subject to a cap of 7.0% of the outstanding voting power of the Issuer from time to time.  A/N also granted to the Reporting Person a right of first refusal, in certain circumstances, for the five year term of the A/N Proxy/ROFR Agreement over the first and last common units of Charter Holdco (which are exchangeable into shares of Common Stock) (the “Holdco Units”) or shares of the Common Stock issued upon exchange of Holdco Units proposed to be transferred by A/N that, in each case, represent 7.0% of the outstanding voting power of the Issuer calculated immediately following the completion of the Issuer’s acquisition of Bright House Networks, LLC on May 18, 2016.

(c) On May 20, 2016, the Issuer granted John C. Malone and Gregory Maffei 564 and 997 shares, respectively, of restricted stock of the Issuer under the Charter Communications, Inc. 2009 Stock Incentive Plan.  Such grants were compensation for services as a director of the Issuer.

Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Second Amended and Restated Stockholders Agreement

Upon the closing of the TWC Transactions, the Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Legacy Charter, Charter, Liberty and A/N, as amended by the letter agreement, dated as of May 18, 2016 (the “Side Letter”), by and among Legacy Charter, Charter, Liberty and A/N (as so amended, the “Stockholders Agreement”) became fully effective.

Liberty Investment

Upon the closing of the Bright House Transactions (the “Bright House Closing”), Liberty purchased from the Issuer an additional $700 million of shares of Common Stock at a price per share of $191.33 following adjustment by the applicable exchange ratio.

Governance; Election and Appointment of Designees

The Issuer’s board of directors (the “Board”) consists of 13 directors, with three directors designated by Liberty and two directors designated by A/N at the Bright House Closing. The number of directors which each of Liberty and A/N will be entitled to designate following the Bright House Closing will be subject to Liberty or A/N maintaining certain levels of equity or voting interests.

For so long as Liberty or A/N holds voting or equity securities of Charter of at least 20%, any change of control of the Issuer will require the approval of (i) a majority of the full Board and (ii) a majority of those directors of the Issuer who are not appointed by Liberty or A/N (the “Unaffiliated Directors”).  Subject to certain exceptions, any transaction involving either Liberty or A/N (or any of their respective affiliates or associates) and the Issuer (with limited exceptions) or any transaction in which A/N or Liberty (or any of their respective affiliates or associates) will be treated differently from the holders of Common Stock or Class B Common Stock will require the approval of (i) a majority of the Unaffiliated Directors plus (ii) a majority of the directors designated by the party without such a conflicting interest.  Any amendment to the Issuer’s amended and restated certificate of incorporation will require the approval of (i) a majority of the full Board and (ii) a majority of the Unaffiliated Directors.  In addition, decisions of Unaffiliated Directors will exclude any directors who are not independent (as defined in the Stockholders Agreement) of the Issuer, Liberty and A/N.

So long as each of Liberty’s and A/N’s designees to the Board is included in management’s slate of nominees for election as a director to the Board and Charter recommends approval of their election, each of Liberty and A/N has agreed to vote its respective shares in accordance with the recommendation of the Nominating and Corporate Governance Committee of the Board with respect to the election or removal of directors.

For so long as Liberty or A/N’s respective equity or voting interest is greater than or equal to 20%, each will have certain consent rights over actions taken by Charter, including the incurrence of indebtedness in excess of leverage ratios and fundamental changes in the business or material investments.  A/N has certain additional consent rights with respect to the sale or transfer of certain interests and assets of Charter Holdco within seven years following the Bright House Closing and the issuance of any preferred units of Charter Holdco.

Limitation on Share Ownership and Voting; Standstill

Liberty’s equity ownership in Charter is capped at the greater of 26% or the cap on its voting interest (as set forth below), and A/N’s equity ownership in Charter is capped at the greatest of its equity ownership immediately following the Bright House Closing, 25% and the cap on its voting interest (as set forth below).  Liberty’s voting interest in Charter is capped at the greater of (x) 25.01% (or 0.01% above the person or group holding the highest voting percentage of Charter) and (y) 23.5% increased one-for-one to a maximum of 35% for each permanent reduction in A/N’s equity interest in Charter below 11.5%. A/N’s voting interest in Charter is capped at 23.5% increased one-for-one to a maximum of 35% for each permanent reduction in Liberty’s equity interest in Charter below 15%. Each of Liberty and A/N is entitled to vote its entire voting interest with respect to certain Excluded Matters (as defined in the Stockholders Agreement), including, among other things, a change of control transaction at Charter and matters outside the ordinary course of business.

In addition, subject to certain exceptions, Liberty and A/N have agreed to be subject to certain customary standstill provisions prohibiting, among other things, Liberty or A/N from engaging in any solicitation of proxies or consents relating to the election of directors, proposing a matter for submission to a vote of stockholders of Charter or calling a meeting of the stockholders of Charter or taking any action or making any public statement not approved by the Board to seek to control or influence the management, the Board or the policies of Charter.  Certain of such standstill provisions have been waived to the extent the Investment Agreements, the Assignment, the Charter Investment Agreement, the Charter Contribution Agreement, the TWC Voting Agreement and the LIC Proxy/ROFR Agreement would constitute a breach thereof.

Transfer Restrictions

Liberty and A/N have agreed to certain restrictions on transfers of their respective equity securities of Charter.  Exceptions to these transfer restrictions include transfers pursuant to an underwritten public offering, Rule 144 or Rule 144A sales, block sales to persons who would not beneficially own 5% or more of such securities following such sale, sales between Liberty and A/N and their affiliates (subject to the equity ownership caps described above and certain pricing limitations), transfers approved by a majority of the Unaffiliated Directors, transfers approved by a majority of the stockholders of Charter (other than affiliates of A/N and Liberty), sales pursuant to certain tender offers, and sales of exchangeable notes, debentures or similar securities that reference a number of notional Charter shares (in the case of A/N, not in excess of 50% of the number of such shares beneficially owned by A/N at the time of such sale).  In addition, Liberty has the right to engage in certain spin off transactions to its stockholders.

Further, subject to certain terms and conditions, Liberty and A/N are permitted to enter into certain financing transactions, including a pledge of equity of Charter in respect of purpose or non-purpose loans, derivative transactions with linked financing with respect to equity of Charter, and sales of exchangeable notes, debentures or similar securities, in the case of A/N, referencing up to 50% of the number of shares of Common Stock beneficially owned by A/N (collectively, “Financing Transactions”).

Rights Plan

Charter and the Board will not adopt a poison pill unless Charter exempts each of Liberty and A/N up to its equity cap as described above.  This restriction will cease to apply to Liberty or A/N upon the permanent reduction of its equity interest in Charter below 15% (or, in the case of A/N, 11%).  Charter’s certificate of incorporation will provide that any decision with respect to a rights plan, including the implementation thereof, must be made by a majority of the Unaffiliated Directors.

Preemptive Rights

If Charter proposes to issue any equity securities of Charter in a capital raising transaction, each of Liberty and A/N (for so long as such person’s equity interest is equal to or greater than 10%), will have the right to purchase, in whole or in part, a number of such securities necessary to maintain its ownership of Charter after giving effect to the issuance, for cash.  Additionally, subject to certain exceptions, until the fifth anniversary of the Bright House Closing, if Charter proposes to issue any equity securities of Charter (other than in a capital raising transaction) and so long as Liberty has a 17.01% equity interest in Charter, Liberty will have preemptive rights to purchase that number of new securities equal to the lesser of (x) the number of securities necessary to maintain its equity ownership of Charter after giving effect to the issuance and (y) the number of new securities that after giving effect to the issuance, will result in Liberty having an equity interest in Charter of 25.01%, in each case, for cash.  Subject to Liberty’s exercise of its preemptive rights in respect of such issuance, A/N will also have certain preemptive rights in the case of new issuances (other than in a capital raising transaction), provided that it holds 10% or more of the Charter equity.

Termination

The Stockholders Agreement will terminate upon certain events including, but not limited to, (i) with respect to (x) Liberty or A/N, upon a material breach by Charter (determined as set forth in the Stockholders Agreement), and (y) with respect to Charter (determined as set forth in the Stockholders Agreement), upon a material breach by Liberty or A/N, in each case subject to certain cure rights, and (ii) as to A/N or Liberty, at such time as its equity ownership is 5% or less.  Upon a Liberty Change of Control (as defined in the Stockholders Agreement), Liberty’s rights and obligations under the Stockholders Agreement would cease to apply other than its obligations under Liberty’s voting and share ownership caps, standstill obligations and transfer restrictions.

The foregoing summary of the Stockholders Agreement, as amended by the Side Letter, is qualified by reference to the full text of each such document, which documents are incorporated herein by reference and included as exhibits to this Statement.

Proxy and Right of First Refusal Agreement with A/N

At the Bright House Closing, the Reporting Person, A/N, and for limited purposes, Legacy Charter and Charter, entered into the A/N Proxy/ROFR Agreement, as amended by the Side Letter.

Proxy

A/N granted Liberty a 5-year irrevocable proxy (the “Proxy”) from the date of the Bright House Closing to vote that number of Proxy Shares that will result in Liberty having voting power in Charter equal to 25.01% of the outstanding voting power of Charter, provided, that the voting power of the Proxy Shares will be capped at 7.0% of the outstanding voting power of Charter.  If the number of shares of Common Stock and Class B Common Stock which represent voting power equal to 25.01% of the outstanding voting power of Charter is not a whole number of shares, the number of shares of Common Stock and Class B Common Stock necessary to achieve 25.01% will be rounded up to the nearest whole number.

The A/N Proxy/ROFR Agreement provides that Liberty may not vote the Proxy Shares on certain reserved matters including, among other things, change of control transactions of Charter, bankruptcy events of Charter or Charter Holdco, an authorization of any new class of securities of Charter or Charter Holdco, approvals of any non-ordinary course matters relating to A/N and changes to the terms of the Class B Common Stock.

The Proxy will terminate in the event that Liberty transfers shares of Charter other than in connection with certain permitted transfers.

Right of First Refusal

So long as the Proxy is in effect, if A/N proposes to transfer common units of Charter Holdco (which units are exchangeable into shares of Common Stock and which will, under certain circumstances, result in the conversion of certain shares of Class B Common Stock into shares of Common Stock) or shares of Common Stock, in each case, constituting either (i) shares representing the first 7.0% of the outstanding voting power of Charter held by A/N or (ii) shares representing the last 7.0% of the outstanding voting power of Charter held by A/N, Liberty will have a right of first refusal (“ROFR”) to purchase all or a portion of any such securities A/N proposes to transfer.  The purchase price per share for any securities sold to Liberty pursuant to the ROFR will be the simple average of the volume-weighted average price of Charter Shares for each of the two trading day period before the notice of a proposed sale by A/N, payable in cash.  Certain transfers are permitted to affiliates of A/N, subject to the transferee entity entering into an agreement assuming the transferor’s obligations under the A/N Proxy/ROFR Agreement.

The ROFR does not apply to transfers by A/N in connection with a change of control of Charter.  The ROFR also does not apply to transfers by A/N in compliance with the provisions of the Stockholders Agreement relating to Financing Transactions, provided that the ROFR will apply to sales of Common Stock by a lender following foreclosure upon any Holdco Units pledged by A/N in connection with a margin loan or a derivative transaction with linked financing or a sale or other disposition of Common Stock pursuant to a put, call or exchange feature of an exchangeable note, debenture or other similar security.  Liberty may not exercise the ROFR to the extent the shares purchased would result in its ownership of securities exceeding the voting or equity limits set forth in the Stockholders Agreement.

Term

The A/N Proxy/ROFR Agreement will terminate on the first to occur of (i) the fifth anniversary of the Bright House Closing, (ii) the occurrence of a 40 Act Event (as defined in the A/N Proxy/ROFR Agreement), (iii) upon a material breach by Liberty of any of its agreements contained in the Proxy (subject to certain cure rights), (iv) a Liberty Change of Control (as defined in the Stockholders Agreement), (v) a transfer by Liberty of shares of Common Stock, other than (x) certain permitted transfers (subject to certain requirements), (y) a transfer of shares of Common Stock constituting less than 1% of the voting power of Charter securities (subject to certain cure rights) or (z) a transfer of shares of Common Stock following which Liberty retains no less than a 17.01% equity interest in Charter, and (vi) the mutual agreement of Liberty and A/N.

The foregoing summary of the A/N Proxy/ROFR Agreement, as amended by the Side Letter, is qualified by reference to the full text of each such document.  The A/N Proxy/ROFR Agreement and the Side Letter are incorporated herein by reference and attached as exhibits to this Statement.

LIC Proxy and Right of First Refusal Agreement Amendment

On May 13, 2016, the Reporting Person entered into Amendment No. 1 to Proxy and Right of First Refusal Agreement (the “LIC Proxy Agreement Amendment”) with LIC and LV Bridge, LLC (the “Borrower”). The LIC Proxy Agreement Amendment was entered into in connection with a margin loan agreement entered into by LV Bridge, LLC, a wholly-owned subsidiary of LIC (the “Margin Loan”) in order to amend certain provisions of the right of first refusal granted by LIC to the Reporting Person pursuant to the LIC Proxy/ROFR Agreement in order to adjust procedures with respect to certain sales of shares of Common Stock by the lenders party to the Margin Loan in connection with the occurrence of payment events under the Margin Loan, including events of default, mandatory prepayment events, margin calls or any other event or circumstances that requires a payment be made by the Borrower under the Margin Loan (each, a “Payment Event”).  The LIC Proxy Agreement Amendment sets forth certain notice, acceptance and payment procedures with respect to a right of first refusal in connection with a Payment Event. Except as set forth in the LIC Proxy Agreement Amendment, the LIC Proxy Agreement is unmodified.

The foregoing summary of the LIC Proxy Agreement Amendment is qualified by reference to the full text of such document, which document is incorporated herein by reference and included as an exhibit to this Statement.

Charter Registration Rights Agreement

On May 18, 2016, Liberty, A/N and the Issuer entered into a Registration Rights Agreement (the “Charter Registration Rights Agreement”), which provides that Liberty may require that the Issuer register for resale the shares of Common Stock received by Liberty pursuant to the TWC Transactions, the Charter Investment and the Stockholders Agreement Investment, in certain circumstances and subject to certain thresholds and exceptions.  Among other things, Liberty will be entitled to two demand registration rights to request that the Issuer register all or a portion of its shares during any twelve month period. Liberty is also entitled to one additional demand registration, until November 18, 2016,  in connection with certain hedging transactions as described therein. In addition, in the event that the Issuer proposes to register shares of Common Stock, either for the Issuer’s own account or for the account of other security holders, Liberty will be entitled to certain “piggyback” registration rights allowing Liberty to include its shares in such registration, subject to customary limitations.  As a result, whenever the Issuer proposes to file a registration statement under the Securities Act of 1933, as amended, other than with respect to a registration statement on Forms S-4 or S-8 or certain other exceptions, Liberty will be entitled to notice of the registration and has the right, subject to certain limitations, to include its shares in the registration.

The registration rights described above will terminate upon the time that Liberty (together with certain of its affiliates) beneficially owns less than 5% of the equity of the Issuer on a Fully Exchanged Basis (as such term is defined in the Stockholders Agreement).

The foregoing summary of the Charter Registration Rights Agreement is qualified by reference to the full text of such document, which document is incorporated herein by reference and included as an exhibit to this Statement.

Item 7.  Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

7(a)                          Investment Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 29, 2015 (the “May 29, 2015 8-K”)).

7(b)                          Voting Agreement, dated May 23, 2015, by and between Time Warner Cable Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.2 to the May 29, 2015 8-K).

7(c)                           Contribution Agreement, dated May 23, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Charter Communications, Inc. CCH I, LLC and Nina Corporation I, Inc. (incorporated by reference to Exhibit 10.3 to the May 29, 2015 8-K).

7(d)                          Proxy and Right of First Refusal Agreement, dated as of May 23, 2015, by and between Liberty Broadband Corporation and Liberty Interactive Corporation (incorporated by reference to Exhibit 10.4 to the May 29, 2015 8-K).

7(e)                           Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, JANA Nirvana Master Fund, L.P., JANA Master Fund, Ltd., and Coatue Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 10.5 to the May 29, 2015 8-K).

7(f)                            Amended and Restated Investment Agreement, dated May 29, 2015, by and between Liberty Broadband Corporation and Quantum Partners LP (incorporated by reference to Exhibit 10.6 to the May 29, 2015 8-K).

7(g)                           Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Soroban Master Fund LP and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.7 to the May 29, 2015 8-K).

7(h)                          Amended and Restated Assignment and Assumption Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Soroban Master Fund LP, and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.8 to the May 29, 2015 8-K).

7(i)                              Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(j)                             Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(k)                          Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation and Advance/Newhouse Partnership (incorporated by reference to Annex C to CCH I, LLC’s Registration Statement on Form S-4 (File No. 333-205240), filed with the Securities and Exchange Commission on June 26, 2015).

7(l)                              Form of Proxy and Right of First Refusal Agreement by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and, for the limited purposes set forth therein, Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.9 to the May 29, 2015 8-K).

7(m)                      Assistant Secretary’s Certificate (previously filed as Exhibit 7(e) to the Schedule 13D of the Reporting Person, filed on November 13, 2014).

7(n)                          Amendment No. 1 to the Proxy and Right of First Refusal Agreement, dated May 13, 2016, by and among Liberty Broadband Corporation, Liberty Interactive Corporation and LV Bridge, LLC.*

7(o)                          Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and for limited purposes Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 20, 2016).

7(p)                          Letter Agreement to the Second Amended and Restated Stockholders Agreement, dated May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership, CCH I, LLC and Charter Communications, Inc.*

7(q)                          Registration Rights Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and Charter Communications, Inc. (incorporated by reference to Exhibit 10.3 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on May 20, 2016).

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2016	LIBERTY BROADBAND CORPORATION

	By:	/s/ Craig Troyer
		Name:	Craig Troyer
		Title:	Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Investment Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 29, 2015 (the “May 29, 2015 8-K”)).

7(b)	Voting Agreement, dated May 23, 2015, by and between Time Warner Cable Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.2 to the May 29, 2015 8-K).

7(c)

Contribution Agreement, dated May 23, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Charter Communications, Inc. CCH I, LLC and Nina Corporation I, Inc. (incorporated by reference to Exhibit 10.3 to the May 29, 2015 8-K).

7(d)

Proxy and Right of First Refusal Agreement, dated as of May 23, 2015, by and between Liberty Broadband Corporation and Liberty Interactive Corporation (incorporated by reference to Exhibit 10.4 to the May 29, 2015 8-K).

7(e)

Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, JANA Nirvana Master Fund, L.P., JANA Master Fund, Ltd., and Coatue Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 10.5 to the May 29, 2015 8-K).

7(f)	Amended and Restated Investment Agreement, dated May 29, 2015, by and between Liberty Broadband Corporation and Quantum Partners LP (incorporated by reference to Exhibit 10.6 to the May 29, 2015 8-K).

7(g)

Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Soroban Master Fund LP and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.7 to the May 29, 2015 8-K).

7(h)

Amended and Restated Assignment and Assumption Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Soroban Master Fund LP, and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.8 to the May 29, 2015 8-K).

7(i)

Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(j)

Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(k)

Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation and Advance/Newhouse Partnership (incorporated by reference to Annex C to CCH I, LLC’s Registration Statement on Form S-4 (File No. 333-205240), filed with the Securities and Exchange Commission on June 26, 2015).

7(l)

Form of Proxy and Right of First Refusal Agreement by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and, for the limited purposes set forth therein, Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.9 to the May 29, 2015 8-K).

7(m)	Assistant Secretary’s Certificate (previously filed as Exhibit 7(e) to the Schedule 13D of the Reporting Person, filed on November 13, 2014).

7(n)	Amendment No. 1 to the Proxy and Right of First Refusal Agreement, dated May 13, 2016, by and among Liberty Broadband Corporation, Liberty Interactive Corporation and LV Bridge, LLC.*

7(o)

Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and for limited purposes Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 20, 2016).

7(p)

Letter Agreement to the Second Amended and Restated Stockholders Agreement, dated May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership, CCH I, LLC and Charter Communications, Inc.*

7(q)

Registration Rights Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and Charter Communications, Inc. (incorporated by reference to Exhibit 10.3 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on May 20, 2016).

* Filed herewith.

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY BROADBAND CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Broadband Corporation (“Liberty”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty, all executive officers and directors listed on this Schedule 1 are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	President and Chief Executive Officer of Liberty; Director of Liberty

Richard R. Green	Director of Liberty

J. David Wargo	Director of Liberty

John E. Welsh III	Director of Liberty

Richard N. Baer	Chief Legal Officer of Liberty

Albert E. Rosenthaler	Chief Tax Officer of Liberty

Christopher W. Shean	Chief Financial Officer of Liberty